UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2022
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 11, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 10, 2022, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2021 and 2020 and for the three-year period ended December 31, 2021 ("Financial Statements"). It should also be read together with the text below on forward-looking statements in the Section entitled "Forward-Looking Statements."
For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.
Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP") and is expressed in US dollars ("USD") unless otherwise stated to be in Canadian dollars ("CDN") or Indian rupees ("INR"). Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains certain non-GAAP and other specified financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, total leverage ratio, consolidated secured net leverage ratio, and free cash flows. Please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA, "Non-GAAP Ratios" for a description of total leverage ratio, consolidated secured net leverage ratio and consolidated interest coverage ratio, and the "Free Cash Flows" and “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP and other specified financial measures to their most directly comparable GAAP financial measures set forth below in the section entitled "Non-GAAP and Other Specified Financial Measures" and should consider non-GAAP and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Financial Highlights
(In millions of USD, except per share amounts, selected ratios, and stock information)
(Unaudited)

	2021	2020	2019
	$	$	$
Operations
Revenue	1,531.5	1,213.0	1,158.5
Gross margin (1)	22.2%	23.8%	21.3%
Net earnings attributable to Company shareholders (2)	67.8	72.7	41.2
Adjusted net earnings (3) (4)	118.5	92.2	61.2
Adjusted EBITDA (3)	247.2	211.1	172.2
Cash flows from operating activities	160.4	179.6	135.0
Free cash flows (3)	79.1	133.8	86.8
Capital expenditures (5)	81.3	45.8	48.2
Effective tax rate (6)	25.6%	20.7%	28.3%

Per Common Share
IPG Net Earnings - diluted	1.12	1.22	0.70
Adjusted earnings - diluted (3) (4)	1.96	1.55	1.04
Dividend paid per share (7)	0.65	0.60	0.58
Financial Position
Working capital (8)	193.1	165.6	169.4
Total assets	1,333.8	1,109.6	1,025.7
Net debt (9)	529.0	473.5	501.8
Total equity attributable to Company shareholders	338.2	304.7	260.7
Cash and loan availability (10)	528.4	408.7	406.0
Selected Ratios
Current ratio (11)	1.6	1.7	2.0
Consolidated secured net leverage ratio (3) (10)	0.5	1.1	1.4
Total leverage ratio (3) (12)	2.1	2.2	2.9
Stock Information (in thousands)
Weighted average shares outstanding - diluted	60,516	59,631	58,989
Shares outstanding as of December 31	59,285	59,027	59,010
The Toronto Stock Exchange (CDN$)
Share price as of December 31	26.32	24.14	16.62
High: 52 weeks	32.88	26.86	19.97
Low: 52 weeks	22.37	7.02	15.68
(1)     Gross profit divided by revenue.
(2)     Net earnings attributable to Company shareholders ("IPG Net Earnings").
(3)        Adjusted net earnings, adjusted earnings per share, adjusted EBITDA and free cash flows are non-GAAP financial measures, and consolidated secured net leverage ratio and total leverage ratio are non-GAAP ratios. Such measures are not standardized financial measures under GAAP and therefore may not be comparable to similar financial measures presented by other issuers. For definitions and a reconciliation to the most directly comparable GAAP financial measure, refer to the section below entitled "Non-GAAP and Other Specified Financial Measures" and "Cash Flows - Free Cash Flows".
(4)        Prior period amounts presented have been conformed to the current definition of adjusted net earnings which excludes the NCI Put Options Revaluation (defined later in this document).
(5)    Purchases of property, plant and equipment.
(6) Refer to the section below entitled "Income Taxes" and Note 5 – Income Taxes to the Company’s Financial Statements.
(7)     Dividends paid divided by weighted average basic shares outstanding.
(8)     Current assets less current liabilities.
(9)     Borrowings and lease liabilities, current and non-current, less cash.
(10)     Refer to the section below entitled "Liquidity and Borrowings".
(11)     Current assets divided by current liabilities.
(12)    Net debt, divided by adjusted EBITDA.

2021 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	31.23	22.37	28.00	270,212
Q2	32.88	27.07	28.74	166,415
Q3	32.76	26.11	27.55	139,668
Q4	30.64	23.95	26.32	191,576

(1)Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2021	2020	2019	2021	2020	2019
	$	$	$	$	$	$
Revenue	345,566	278,212	277,823	376,686	267,710	295,609
Cost of sales	263,016	219,105	220,027	287,402	210,623	230,915
Gross profit	82,550	59,107	57,796	89,284	57,087	64,694
Gross margin	23.9%	21.2%	20.8%	23.7%	21.3%	21.9%
Selling, general and administrative expenses	46,743	30,907	32,683	44,075	34,534	36,433
Research expenses	3,048	3,333	3,168	2,910	2,546	3,023
	49,791	34,240	35,851	46,985	37,080	39,456
Operating profit before manufacturing facility closures, restructuring and other related charges	32,759	24,867	21,945	42,299	20,007	25,238
Manufacturing facility closures, restructuring and other related charges	—	651	304	—	3,211	3,875
Operating profit	32,759	24,216	21,641	42,299	16,796	21,363
Finance costs (income)
Interest	5,368	7,798	7,693	10,070	7,513	8,565
Other expense (income), net	1,342	(1,132)	(655)	11,951	(9,590)	798
	6,710	6,666	7,038	22,021	(2,077)	9,363
Earnings before income tax expense	26,049	17,550	14,603	20,278	18,873	12,000
Income tax expense (benefit)
Current	2,184	2,355	1,175	6,039	3,996	5,977
Deferred	4,076	881	2,896	(484)	296	(439)
	6,260	3,236	4,071	5,555	4,292	5,538
Net earnings	19,789	14,314	10,532	14,723	14,581	6,462
Net earnings (loss) attributable to:
Company shareholders	19,052	14,376	10,491	14,338	14,479	6,566
Non-controlling interests	737	(62)	41	385	102	(104)
	19,789	14,314	10,532	14,723	14,581	6,462
IPG Net Earnings per share
Basic	0.32	0.24	0.18	0.24	0.25	0.11
Diluted	0.32	0.24	0.18	0.24	0.25	0.11
Weighted average number of common shares outstanding
Basic	59,027,047	59,009,685	58,652,366	59,027,230	59,009,685	58,760,473
Diluted	60,358,431	59,075,593	58,924,107	60,519,144	59,467,336	58,955,643

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2021 (1)	2020	2019	2021	2020	2019
	$	$	$	$	$	$
Revenue	395,552	323,027	293,598	413,665	344,079	291,489
Cost of sales	308,699	238,917	229,535	332,378	255,599	231,167
Gross profit	86,853	84,110	64,063	81,287	88,480	60,322
Gross margin	22.0%	26.0%	21.8%	19.7%	25.7%	20.7%
Selling, general and administrative expenses	42,835	38,621	35,025	43,486	53,424	32,533
Research expenses	2,897	2,554	3,326	3,027	2,763	3,010
	45,732	41,175	38,351	46,513	56,187	35,543
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	41,121	42,935	25,712	34,774	32,293	24,779
Manufacturing facility closures, restructuring and other related charges (recoveries)	—	466	1,614	—	—	(657)
Operating profit	41,121	42,469	24,098	34,774	32,293	25,436
Finance costs
Interest	6,157	7,368	7,764	6,081	6,757	7,668
Other expense (income), net	3,684	1,296	(459)	12,231	3,188	3,630
	9,841	8,664	7,305	18,312	9,945	11,298
Earnings before income tax expense	31,280	33,805	16,793	16,462	22,348	14,138
Income tax expense (benefit)
Current	5,878	9,373	6,584	8,012	9,871	3,459
Deferred	(353)	(2,741)	(2,332)	(1,288)	(4,910)	(1,010)
	5,525	6,632	4,252	6,724	4,961	2,449
Net earnings	25,755	27,173	12,541	9,738	17,387	11,689
Net earnings attributable to:
Company shareholders	25,314	26,726	12,528	9,109	17,089	11,631
Non-controlling interests	441	447	13	629	298	58
	25,755	27,173	12,541	9,738	17,387	11,689
IPG Net Earnings per share
Basic	0.43	0.45	0.21	0.15	0.29	0.20
Diluted	0.42	0.45	0.21	0.15	0.28	0.20
Weighted average number of common shares outstanding
Basic	59,165,617	59,009,685	58,877,185	59,284,947	59,012,869	58,900,337
Diluted	60,579,770	59,745,118	59,058,758	60,568,005	60,083,664	59,027,917
(1)Certain prior period amounts, including net earnings and the Company's non-GAAP and other specified financial measures, have been adjusted to reflect the allocation of purchase proceeds related to the acquisition by the Company of Nuevopak Global Limited ("Nuevopak") on July, 30, 2021 ("Nuevopak Acquisition") as measured and reported in the fourth quarter of 2021. These results reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature. See "Nuevopak Acquisition" below as well as the section below entitled “Non-GAAP and Other Specified Financial Measures.”

Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, stretch and shrink films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.
The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; protective packaging solutions including inflatable systems, mailer products, bubble cushioning, paper void fill, thermal solutions and protective foam roll stock; stencil products; shrink film; stretch wrap; lumber wrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets. The Company's largest end-markets as of December 31, 2021 were: general manufacturing, fulfillment/e-commerce, food and beverage, building and construction, retail and transportation.(1)
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
COVID-19
In response to the coronavirus ("COVID-19") pandemic that began in December 2019, the Company implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The Company instituted paid leave for all U.S. employees for certain COVID-19-related reasons, implemented remote work practices where possible, and added significant safety protocols for those needing to be on site at manufacturing facilities. The Company's COVID-19 safety practices can be grouped into four main areas:
•PROACTIVE COMMUNICATION: Portal to facilitate communication, including weekly COVID-19 updates for operations managers and town halls for all staff conducted by the Company's senior management.
•PREVENTION: Cleaning and sanitization processes including disinfection using UVC light and ozone to sanitize areas and objects; social distancing, including camera monitoring to assess social distancing performance and wearables to alert workers when the adequate distance is not maintained and help with contact tracking; mandatory mask requirement; remote working; physical barriers; touchless entry and exit, and temperature monitoring; and thank you bonuses for employees electing to receive the vaccination.
•RESPONSE PLAN: Incident response and ‘ready-to-go’-resources including cleaning kits.
•BEST PRACTICE SHARING AND TECHNOLOGY: Knowledge transfer across locations managed by a dedicated corporate team, including a COVID-19 Best Practice Matrix, as well as the evaluation of technologies to manage risk and automate processes.
While the Company has delivered positive financial results to date, the pandemic could yet materially impact, and in certain ways has negatively impacted (see the discussion elsewhere in this document regarding supply chain challenges) the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2022 and beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
Financial Summary
The Company achieved the revenue and adjusted EBITDA growth it expected in fiscal 2021 despite the challenges presented by significant, continued and widespread inflation in input costs, global supply chain constraints and labor shortages. Global supply chain disruptions, including those caused by COVID-19, ten-year highs in many commodity prices, weather-related events, transportation capacity limitations, port congestion, and energy consumption and intensity restrictions, have required the Company to modify supply plans, certify and source materials from new vendors, and increase selling prices to protect the dollar spread in an inflationary environment. As anticipated, these factors put pressure on the Company's margin percentages and required a significant investment in working capital. Demand remains strong and the Company continues to invest capital in additional capacity for its highest growth product categories.

The Company reported a 26.3% increase in revenue for the year ended December 31, 2021 as compared to the year ended December 31, 2020. Revenue increased for the year ended December 31, 2021 compared to 2020 primarily due to the impact of higher selling prices in all product categories driven by significant increases in the cost of raw materials and freight. The full year increase was also due to an increase in volume/mix primarily driven by organic growth in certain tape, films, woven, and protective packaging products, including continued strength in products with significant e-commerce end-market exposure, such as dispensing machines and water-activate tape, and the non-recurrence of COVID-19 related demand declines experienced in the second quarter of 2020.

Revenue increased 20.2% in the fourth quarter of 2021 compared to the fourth quarter of 2020 primarily due to the impact of higher selling prices and an increase in volume/mix primarily driven by certain tapes and dispensing machines.
Gross margin decreased to 22.2% in the year ended December 31, 2021 as compared to 23.8% in 2020. The decline in gross margin from the year ended December 31, 2021 compared to 2020 was primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance(2).
Gross margin decreased to 19.7% in the fourth quarter of 2021 compared to 25.7% in the fourth quarter of 2020. The decline in gross margin for the fourth quarter of 2021 compared to the fourth quarter of 2020 was primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance and an increase in plant operating costs including costs associated with supply chain disruptions and labor shortages, partially offset by a favourable product mix.
IPG Net Earnings for the year ended December 31, 2021 decreased to $67.8 million ($1.15 basic and $1.12 diluted earnings per share) from $72.7 million ($1.23 basic and $1.22 diluted earnings per share) for the year ended December 31, 2020. The decrease was primarily due to (i) an increase in finance costs mainly due to the 2018 Senior Unsecured Notes Redemption Charges(3), the non-recurrence of the Nortech Contingent Consideration Gain(4) and an increase in the NCI Put Options Revaluation(5), and (ii) an increase in selling, general and administrative expenses ("SG&A") mainly due to the growth of the business in 2021 and the non-recurrence of cost saving measures implemented in response to COVID-19 related uncertainty in 2020. These unfavourable impacts were partially offset by an increase in gross profit.
IPG Net Earnings for the fourth quarter of 2021 totalled $9.1 million ($0.15 basic and diluted earnings per share) compared to $17.1 million ($0.29 basic and $0.28 diluted earnings per share) for the fourth quarter of 2020. The decrease was primarily due to an increase in finance costs mainly due to an increase in the NCI Put Options Revaluation and a decrease in gross profit. These unfavourable impacts were partially offset by a decrease in SG&A mainly due to a decrease in the fair value of cash-settled share-based compensation awards in the fourth quarter of 2021 compared to a significant increase in the fourth quarter of 2020.
As of December 31, 2021, the Company modified its definition of adjusted net earnings(6) to also exclude the NCI Put Options Revaluation. The NCI Put Options Revaluation has been excluded because it is not considered by management to be representative of the Company's underlying core operating performance as it is a non-operating, non-cash adjustment. Prior period amounts presented have been conformed to the current definition of adjusted net earnings.
Adjusted net earnings increased to $118.5 million ($2.00 basic and $1.96 diluted adjusted earnings per share(6)) for the year ended December 31, 2021 from $92.2 million ($1.56 basic and $1.55 diluted adjusted earnings per share) for the year ended December 31, 2020. The increase was primarily due to an increase in gross profit, partially offset by increases in SG&A and income tax expense.

Adjusted net earnings decreased to $26.2 million ($0.44 basic adjusted earnings per share and $0.43 diluted adjusted earnings per share) for the fourth quarter of 2021 from $34.8 million ($0.59 basic adjusted earnings per share and $0.58 diluted adjusted earnings per share) for the fourth quarter of 2020. The decrease was primarily due to an increase in SG&A and a decrease in gross profit.
Adjusted EBITDA(6) increased to $247.2 million for the year ended December 31, 2021 from $211.1 million for the year ended December 31, 2020. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A.
Adjusted EBITDA decreased to $58.2 million for the fourth quarter of 2021 from $67.7 million for the fourth quarter of 2020. The decrease was primarily due to an increase in SG&A and a decrease in gross profit.

(1)Represents management estimates as the Company does not have access to exact point of sale data.
(2)The "Dollar Spread Maintenance" refers to the Company's objective of maintaining the dollar spread between selling prices and the cost of raw materials and freight in an inflationary environment by attempting to increase selling prices to offset those higher costs. When this objective is successfully met, the result is a reduction in margin percentages due to the mathematical effect of having a constant dollar profit per unit on a higher revenue per unit. The opposite would be expected to occur in a deflationary input cost environment.
(3)The "2018 Senior Unsecured Notes Redemption Charges" refers to debt issuance costs of $3.6 million that were written off, as well as an early redemption premium and other costs of $14.4 million recorded in the second quarter of 2021 in connection with the redemption of the $250 million 7.00% senior unsecured notes that were scheduled to mature on October 15, 2026 (the "2018 Senior Unsecured Notes"). For additional information, see the "Liquidity and Borrowings" section below.
(4)The "Nortech Contingent Consideration Gain" refers to the fair value adjustment recorded in the second quarter of 2020 related to the potential earn-out consideration obligation associated with the Nortech Acquisition. The "Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020.
(5)The "NCI Put Options Revaluation" refers to the valuation adjustment made to non-controlling interest put options. Refer to Note 24 – Financial Instruments to the Company’s Financial Statements.
(6)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP and Other Specified Financial Measures” below.
Other Highlights

Syfan USA Acquisition
On January 13, 2022, the Company acquired substantially all of the operating assets of Syfan Manufacturing, Inc. ("Syfan USA") for $18.0 million, subject to post-closing adjustments. The Company financed the acquisition with funds available under its 2021 Credit Facility (defined later in this document). Syfan USA manufactures polyolefin shrink film products at a facility in Everetts, North Carolina, serving customers in a variety of end use applications. The acquisition of Syfan USA is expected to expand the Company’s existing shrink film production capacity in North America, allowing the Company to better service the growing demand of its customer base.
Acquisition by Clearlake
On March 7, 2022, the Company entered into a definitive agreement to be acquired by an affiliate of Clearlake Capital Group, L.P. (together with certain of its affiliates, “Clearlake”). Under the terms of the agreement, Clearlake agreed to acquire the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the transaction, the Company will become a privately held company. The transaction, which will be effected pursuant to a court-approved plan of arrangement, is expected to close in the third quarter of 2022. The transaction is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals.
Dividend Declaration
On March 10, 2022, the Board of Directors declared a dividend of $0.17 per common share payable on March 31, 2022 to shareholders of record at the close of business on March 21, 2022.

On August 10, 2021, the Board of Directors increased the annualized dividend by 7.9% from $0.63 to $0.68 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook.
Sustainability
The Company continues to embrace sustainability as a key strategy to drive operational excellence. The Company's core sustainability goals and commitments include:
•     75% of the products manufactured by the Company, by revenue, will be Cradle to Cradle Certified™ by 2025;
•     75% of packaging products manufactured by the Company, by revenue, will be recyclable, reusable, or compostable by 2025 and 100% by 2030;
•     50% of the energy used by the Company, at a minimum, will be renewable by 2030;
•25% reduction in water withdrawal by 2030 (using 2019 as the baseline year);
•25% reduction in energy intensity by 2030 (using 2019 as the baseline year);
•30% reduction in CO2 emissions by 2030 (using 2019 as the baseline year);
•committed to net-zero emissions by 2040 in line with the Climate Pledge, an initiative co-founded by Amazon and Global Optimism, as well as the Business Ambition for 1.5°C campaign by Science Based Targets initiative;
•the Company's workforce will be reflective of the demographics in the communities in which it operates by 2030; and
•the top 200 people leaders at IPG will complete training and a management development program centered on inclusivity and diversity.

In June 2021, the Company published its 2020 annual sustainability report, titled “Our Circular Economy”. The report provides an overview of the Company’s sustainability progress in 2020 and highlights future opportunities. The Company's achievements in 2021 include:
•Achieved Cradle to Cradle Certified™ Bronze level for Intertape® Acrylic Carton Sealing Tape and Intertape® Hot Melt Carton Sealing Tape.
•Awarded the U.S. Environmental Protection Agency's 2021 ENERGY STAR® Partner of the Year - Sustained Excellence(1) designation for the sixth consecutive year.
•Achieved the U.S. Environmental Protection Agency's ENERGY STAR® Challenge for Industry Award for the fifth time at the Carbondale, Illinois manufacturing facility.
•Earned the U.S. Environmental Protection Agency's 2021 ENERGY STAR® Award for superior energy performance at the Danville, Virginia regional distribution center.
•Achieved ISO 50001 certification for the energy management system in place at the Danville, Virginia manufacturing facility and regional distribution center.
•Partnered with the U.S. Department of Energy Better Buildings® Low Carbon Pilot, a two year program designed to demonstrate real world successes in achieving low carbon emissions from building and manufacturing operations.
•Partnered with the Sustainable Packaging Coalition and How2Recycle® program in an effort to ensure recycling instructions are communicated to customers in the most effective manner. As a result of this collaboration, StretchFLEX® and SuperFLEX® stretch films qualified as store drop-off recyclable per the How2Recycle® guidelines.
•Achieved Cradle to Cradle Certified™ Silver level for Curby® Mailer HD and the Curby® Cushioning Solutions family of products.
•Supported customer sustainability initiatives with cradle to cradle certification of private label water-activated tape.
•Submitted its first report to CDP Climate and received a B score, which is above the industry average, on the comprehensiveness of disclosure, awareness and management of environmental risks and best practices associated with environmental leadership.
•Signed the CEO Water Mandate making an aspirational pledge to advance water stewardship across six commitment areas including direct operations, public policy and transparency, and submit annual progress reports.
Read the full report at www.itape.com/sustainability.

Nuevopak Acquisition

On July 30, 2021, the Company completed the acquisition of Nuevopak Global Limited (“Nuevopak”) (the "Nuevopak Acquisition") for $43.0 million in total estimated consideration. This amount includes $34.7 million paid at closing (net of cash received) and potential earn-out consideration of up to $8.3 million to be paid upon the achievement of certain operational milestones within three years from the date of closing. The Company financed the acquisition with funds available under its 2021 Credit Facility (defined later in this document).

Nuevopak designs and develops a range of machines that provide void-fill and cushioning protective packaging solutions primarily targeting protective paper packaging solutions. Prior to the acquisition, Nuevopak supplied the Company with paper dispensing machines and converted paper for protective packaging distribution in North America. Nuevopak is headquartered in Hong Kong with subsidiaries in Jiangmen, China and Scheden, Germany that serve customers around the world, providing protective packaging solutions using a combination of world-class innovation and specialized industry experience.

This acquisition is expected to further strengthen the Company's product bundle and secure a broader suite of sustainable packaging solutions, thereby supporting the Company’s vision to be a global leader in packaging and protective solutions. The acquisition is also expected to enable the Company to secure dispensing machine supply, vertically integrate its paper converting operation, and expand market share in this growing, sustainability-focused market.

The Company expects to achieve a post-synergy adjusted EBITDA acquisition multiple on the Nuevopak transaction that is approximately 5x by 2023. In management’s view, the post-synergy multiple is more representative of the contribution Nuevopak can offer within the Company, compared to Nuevopak’s current modest contribution on a stand-alone basis given its early stage growth profile. Expected cost synergies include margin expansion through the vertical integration of the Company’s paper converting operations, as well as savings on future capital expenditures by leveraging Nuevopak’s strategic parts sourcing and assembly capabilities. The Company also believes additional revenue synergies will materialize as it continues to scale its protective packaging business across multiple market verticals, led by the continued demand growth in the e-commerce fulfillment vertical and customer preferences for sustainable packaging solutions. In total, deal and integration costs are expected to be approximately $2 to $3 million, with the majority of these costs expected to be recognized by the end of 2022.
The Nuevopak Acquisition’s impact on the Company’s consolidated earnings was as follows (in millions of USD):

	Three months ended December 31, 2021	July 31 through December 31, 2021
	$	$
Revenue	0.8	2.9
Net loss	0.6	0.8
Results of Operations
Revenue
Revenue for the year ended December 31, 2021 totalled $1,531.5 million, a $318.4 million or 26.3% increase from $1,213.0 million for the year ended December 31, 2020, primarily due to:
•The impact of higher selling prices of approximately $162 million across all product lines driven by increases in the cost of raw materials and freight;
•An increase in volume/mix of approximately 12% or $143 million primarily driven by organic growth in certain tapes, machines, films, woven, and protective packaging products, including continued strength in products with significant e-commerce end-market exposure such as dispensing machines and water-activated tape, and the non-recurrence of COVID-19 related demand declines experienced in the second quarter of 2020; and
•A favourable foreign exchange impact of $11 million.
Revenue for the year ended December 31, 2020 totalled $1,213.0 million, a $54.5 million or 4.7% increase from $1,158.5 million for the year ended December 31, 2019, primarily due to:
•An increase in volume/mix of approximately 4.7% or $54.0 million primarily driven by increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tape, protective packaging, and certain other tape products; and
•Additional revenue of $11.7 million from the Nortech Acquisition.

Partially offset by:
•The impact of lower selling prices of approximately $10.3 million primarily in films, woven products, and certain carton sealing tape products as a result of lower cost raw materials experienced through a portion of the year.
Revenue for the fourth quarter of 2021 totalled $413.7 million, a $69.6 million or 20.2% increase from $344.1 million for the fourth quarter of 2020, primarily due to:
•The impact of higher selling prices of approximately $62 million across all product lines driven by increases in the cost of raw materials and freight; and
•An increase in volume/mix of approximately 2% or $7 million primarily driven by certain tapes, woven products, and dispensing machines.
Gross Profit and Gross Margin
Gross profit totalled $340.0 million for the year ended December 31, 2021, a $51.2 million or 17.7% increase from $288.8 million for the year ended December 31, 2020. Gross margin was 22.2% in 2021 and 23.8% in 2020.
•Gross profit increased primarily due to a favourable product volume/mix and an increase in spread between selling prices and combined raw material and freight costs, partially offset by unfavourable performance of the Nortech Acquisition and the unfavourable impacts of supply chain disruptions and labor shortages.
•Gross margin decreased primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance.
Gross profit totalled $288.8 million for the year ended December 31, 2020, a $41.9 million or 17.0% increase from $246.9 million for the year ended December 31, 2019. Gross margin was 23.8% in 2020 and 21.3% in 2019.
•Gross profit increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, a favourable product volume/mix, and favourable plant performance driven by increased scale providing leverage on both fixed costs and recent investments.
•Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, and favourable plant performance driven by increased scale.
Gross profit totalled $81.3 million for the fourth quarter of 2021, a $7.2 million or 8.1% decrease from $88.5 million for the fourth quarter of 2020. Gross margin was 19.7% in the fourth quarter of 2021 and 25.7% in the fourth quarter of 2020.
•Gross profit decreased primarily due to an increase in plant operating costs, unfavourable performance of the Nortech Acquisition, and the unfavourable impacts of supply chain disruptions and labor shortages, partially offset by favourable product volume/mix.
•Gross margin decreased primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance and the increase in plant operating costs.
Selling, General and Administrative Expenses
SG&A totalled $177.1 million for the year ended December 31, 2021, a $19.7 million or 12.5% increase from $157.5 million for the year ended December 31, 2020. The increase was primarily due to increases in (i) variable compensation, (ii) professional consulting services, including M&A Costs (defined later in this document), and (iii) employee- and technology-related costs, all of which increased mainly due to the growth of the business in 2021 and the non-recurrence of cost saving measures implemented in response to COVID-19 related uncertainty in 2020.
SG&A totalled $157.5 million for the year ended December 31, 2020, a $20.8 million or 15.2% increase from $136.7 million for the year ended December 31, 2019. The increase was primarily due to an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
Share-based compensation expense totalled $21.7 million, $22.9 million and $0.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. Excluding share-based compensation expense, SG&A decreased $1.6 million or 1.2% for the year ended December 31, 2020 compared to 2019, primarily due to cost saving initiatives implemented due to COVID-19, partially offset by additional SG&A from the Nortech Acquisition.
As a percentage of revenue, SG&A, excluding share-based compensation expense, represented 10.2%, 11.1%, and 11.8%% for 2021, 2020 and 2019, respectively.

SG&A for the fourth quarter of 2021 totalled $43.5 million, a $9.9 million or 18.6% decrease from $53.4 million for the fourth quarter of 2020. The decrease was primarily due to a decrease in the fair value of cash-settled share-based compensation awards in the fourth quarter of 2021 compared to a significant increase in the fourth quarter of 2020, partially offset by the increases in SG&A in 2021 discussed above.
Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges were nil for the year ended December 31, 2021 and totalled $4.3 million for the year ended December 31, 2020, a $0.8 million decrease from $5.1 million for the year ended December 31, 2019. The decrease in 2020 was primarily due to higher closure costs incurred in 2019 related to both Cantech(1) facility closures (the Montreal, Quebec manufacturing facility at the end of 2019 and the Johnson City, Tennessee manufacturing facility at the end of 2018) as compared to 2020 which included charges associated with employee restructuring initiatives in response to COVID-19 uncertainties. Charges incurred during the year ended December 31, 2020 were composed of $3.7 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.6 million in non-cash impairments of inventory. Charges incurred in 2019 were composed of $4.3 million of cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million in non-cash impairments of property, plant and equipment and inventory.
(1)    "Cantech" refers to Canadian Technical Tape Ltd. which was acquired by the Company in July 2017.
Finance Costs (Income)
Finance costs for the year ended December 31, 2021 totalled $56.9 million, a $33.7 million increase from $23.2 million for the year ended December 31, 2020, primarily due to (i) the 2018 Senior Unsecured Notes Redemption Charges in 2021, (ii) the non-recurrence of the Nortech Contingent Consideration Gain, and (iii) an increase in the NCI Put Options Revaluation (refer to Note 24 in the Company's Financial Statements for more information regarding the options).
Finance costs for the year ended December 31, 2020 totalled $23.2 million, an $11.8 million decrease from $35.0 million for the year ended December 31, 2019, primarily due to (i) the Nortech Contingent Consideration Gain, (ii) a decrease in interest expense as discussed below, and (iii) a decrease in the NCI Put Options Revaluation. These favourable items were partially offset by the non-recurrence of the benefit resulting from the favourable settlement of the previously-recorded liability related to a 2018 business acquisition and foreign exchange losses in 2020, compared to foreign exchange gains in 2019.
The decrease in interest expense for the year ended December 31, 2020 compared to December 31, 2019 is largely due to a lower average cost of debt, lower average debt outstanding and the non-recurrence of interest expense resulting from the Proposed Tax Assessment (defined later in this document) recorded in 2019, partially offset by a decrease in capitalized interest.
Finance costs for the fourth quarter of 2021 totalled $18.3 million, an $8.4 million increase from finance costs of $9.9 million for the fourth quarter of 2020, primarily due to an increase in the NCI Put Options Revaluation, partially offset by (i) foreign exchange gains in 2021 compared to foreign exchange losses in 2020 and (ii) a decrease in interest expense largely due to a lower average cost of debt, partially offset by higher average debt outstanding.
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements from time to time. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate (in millions of USD):

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
Income tax expense	6.7	5.0	24.1	19.1	16.3
Earnings before income tax expense	16.5	22.3	94.1	92.6	57.5
Effective tax rate	40.9%	22.2%	25.6%	20.7%	28.3%
The increase in the effective tax rate for the year ended December 31, 2021 compared to the same period in 2020 was primarily due to the unfavourable impacts of non-deductible activity including the NCI Put Option Revaluation and certain other expenses within the US as a result of limitations imposed by the Tax Cuts and Jobs Act ("TCJA").
The increase in the effective tax rate for the year ended December 31, 2020 compared to the same period in 2019 is primarily due to the elimination of certain tax benefits as a result of the TCJA related to intercompany debt and the Proposed Tax Assessment. Excluding the Proposed Tax Assessment, the effective tax rate for the year end December 31, 2020 would have been 26.3%. The "Proposed Tax Assessment" refers to a proposed state income tax assessment and the related interest expense totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.
The increase in the effective tax rate for the three months ended December 31, 2021 compared to the same period in 2020 was primarily due to the unfavourable impact of the non-deductible NCI Put Option Revaluation.
IPG Net Earnings
IPG Net Earnings totalled $67.8 million for the year ended December 31, 2021, a $4.9 million decrease from $72.7 million for the year ended December 31, 2020. The decrease was primarily due to (i) an increase in finance costs mainly due to the 2018 Senior Unsecured Notes Redemption Charges, the non-recurrence of the Nortech Contingent Consideration Gain and an increase in the NCI Put Options Revaluation, and (ii) an increase in SG&A mainly due to the growth of the business in 2021 and the non-recurrence of cost saving measures implemented in response to COVID-19 related uncertainty in 2020. These unfavourable impacts were partially offset by an increase in gross profit.
IPG Net Earnings totalled $72.7 million for the year ended December 31, 2020, a $31.5 million increase from $41.2 million for the year ended December 31, 2019. The increase was primarily due an increase in gross profit and the Nortech Contingent Consideration Gain. These favourable impacts were partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
IPG Net Earnings for the fourth quarter of 2021 totalled $9.1 million, a $8.0 million decrease from $17.1 million for the fourth quarter of 2020. The decrease was primarily due to an increase in finance costs mainly due to an increase in the NCI Put Options Revaluation and a decrease in gross profit. These unfavourable impacts were partially offset by a decrease in SG&A mainly due to a decrease in the fair value of cash-settled share-based compensation awards in the fourth quarter of 2021 compared to a significant increase in the fourth quarter of 2020.

Non-GAAP and Other Specified Financial Measures
The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP as described throughout this MD&A. This MD&A also contains certain non-GAAP and other specified financial measures as defined under applicable securities legislation including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, total leverage ratio, consolidated secured net leverage ratio and free cash flows. Please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Total Leverage Ratio” section below for a description and reconciliation of EBITDA, adjusted EBITDA, and a description of consolidated secured net leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP and other specified financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Non-GAAP Financial Measures
A non-GAAP financial measure (i) depicts the historical or expected future financial performance, financial position or cash flows of the Company, (ii) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most comparable financial measure presented in the financial statements, (iii) is not presented in the financial statements of the Company, and (iv) is not a ratio, fraction, percentage or similar representation.
Non-GAAP financial measures presented and discussed in this MD&A are as follows:
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share
A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) the valuation adjustment made to non-controlling interest put options ("NCI Put Option Revaluation"); (ix) other discrete items as shown in the table below; and (x) the income tax expense (benefit) effected by these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
The following table presents M&A Costs included in IPG Net Earnings and added back to adjusted net earnings and adjusted EBITDA (in millions of USD):

	Three months ended		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$	$	$
M&A Costs	5.0	0.4	8.1	3.5	11.2
M&A Costs for the year ending December 31, 2021 were composed of $3.6 million in due diligence, legal, accounting, and other advisory costs, including for deals that did not progress to the execution phase ("Due Diligence"), $2.9 million in integration costs and $1.6 million in non-cash purchase price accounting adjustments.
M&A Costs in the fourth quarter of 2021 were composed of $2.8 million in integration costs, $1.4 million in Due Diligence and $0.8 million in non-cash purchase price accounting adjustments.
The integration costs in the fourth quarter and full year 2021 included impairment of pre-acquisition inventories related to Nortech of $2.1 million.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
IPG Net Earnings	9.1	17.1	67.8	72.7	41.2
Manufacturing facility closures, restructuring and other related charges	—	—	—	4.3	5.1
M&A Costs	5.0	0.4	8.1	3.5	11.2
Share-based compensation expense	0.7	18.4	21.7	22.9	0.5
Impairment of long-lived assets and other assets	0.4	0.3	0.8	0.6	0.9
Loss on disposal of property, plant and equipment	0.2	0.1	0.1	0.3	0.6
NCI Put Option Revaluation	12.0	2.5	12.0	2.5	3.3
Other item: special income tax events(1)	—	—	—	—	2.3
Other item: Nortech Contingent Consideration Gain	—	—	—	(11.0)	—
Other item: Nortech incremental tax costs incurred(2)	—	—	0.8	—	—
Other item: 2018 Senior Unsecured Notes Redemption Charges	—	—	18.1	—	—
Income tax benefit, net	(1.3)	(3.9)	(10.8)	(3.4)	(4.0)
Adjusted net earnings(3)	26.2	34.8	118.5	92.2	61.2

IPG Net Earnings per share
Basic	0.15	0.29	1.15	1.23	0.70
Diluted	0.15	0.28	1.12	1.22	0.70

Adjusted earnings per share(3)
Basic	0.44	0.59	2.00	1.56	1.04
Diluted	0.43	0.58	1.96	1.55	1.04

Weighted average number of common shares outstanding
Basic	59,284,947	59,012,869	59,127,025	59,010,485	58,798,488
Diluted	60,568,005	60,083,664	60,516,106	59,630,873	58,989,134
(1)    Refers to the Proposed Tax Assessment recorded in the second quarter of 2019.
(2)    Refers to charges incurred related to an amount payable to the former owners of Nortech for tax-related costs associated with the Nortech Acquisition that was subsequently paid in July 2021.
(3)    Prior period amounts presented have been conformed to the current definition of adjusted net earnings which excludes the NCI Put Options Revaluation.
Adjusted net earnings totalled $118.5 million for the year ended December 31, 2021, a $26.3 million or 28.6% increase from $92.2 million for the year ended December 31, 2020. The increase was primarily due to an increase in gross profit, partially offset by increases in SG&A and income tax expense.
Adjusted net earnings totalled $92.2 million for the year ended December 31, 2020, a $31.0 million or 50.8% increase from $61.2 million for the year ended December 31, 2019. The increase was primarily due to an increase in gross profit, partially offset by an increase in income tax expense.

Adjusted net earnings totalled $26.2 million for the fourth quarter of 2021, an $8.6 million or 24.8% decrease from $34.8 million for the fourth quarter of 2020. The decrease was primarily due to an increase in SG&A and a decrease in gross profit.
EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA and adjusted EBITDA, both of which are non-GAAP financial measures, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the table below. EBITDA and adjusted EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
Net earnings	9.7	17.4	70.0	73.5	41.2
Interest and other finance costs	18.3	9.9	56.9	23.2	35.0
Income tax expense	6.7	5.0	24.1	19.1	16.3
Depreciation and amortization	17.1	16.2	65.5	63.8	61.4
EBITDA	51.9	48.5	216.5	179.6	154.0
Manufacturing facility closures, restructuring and other related charges	—	—	—	4.3	5.1
M&A Costs	5.0	0.4	8.1	3.5	11.2
Share-based compensation expense	0.7	18.4	21.7	22.9	0.5
Impairment of long-lived assets and other assets	0.4	0.3	0.8	0.6	0.9
Loss on disposal of property, plant and equipment	0.2	0.1	0.1	0.3	0.6
Adjusted EBITDA	58.2	67.7	247.2	211.1	172.2

Adjusted EBITDA totalled $247.2 million for the year ended December 31, 2021, a $36.0 million or 17.1% increase from $211.1 million for the year ended December 31, 2020. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A.

Adjusted EBITDA totalled $211.1 million for the year ended December 31, 2020, a $38.9 million or 22.6% increase from $172.2 million for the year ended December 31, 2019. The increase was primarily due to an increase in gross profit.

Adjusted EBITDA totalled $58.2 million for the fourth quarter of 2021, a $9.4 million or 13.9% decrease from $67.7 million for the fourth quarter of 2020. The decrease was primarily due to an increase in SG&A and a decrease in gross profit.
Free Cash Flows
Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company is including free cash flows because it is used by management and investors in evaluating the Company’s performance and liquidity. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth in the section entitled "Cash Flows - Free Cash Flows".
Non-GAAP Ratios
A non-GAAP ratio is a financial measure presented in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one of its components and is not presented in the financial statements of the Company. The non-GAAP ratios presented and discussed in this MD&A are as follows:
Total Leverage Ratio. Consolidated Secured Net Leverage Ratio and Consolidated Interest Coverage Ratio
The Company defines total leverage ratio as borrowings and lease liabilities less cash divided by adjusted EBITDA. Consolidated secured net leverage ratio and consolidated interest coverage ratio are defined in the Company’s 2021 Credit Facility (please refer to such document for a definition of this term and its prescribed calculation). Refer to "Non-GAAP Financial Measures - EBITDA and Adjusted EBITDA Reconciliation to Net Earnings" above for the reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure.
The terms "total leverage ratio", "consolidated secured net leverage ratio" and "consolidated interest coverage ratio" do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Total leverage ratio, consolidated secured net leverage ratio and consolidated interest coverage rat are not measurements of financial performance under GAAP and should not be considered as alternatives to any GAAP measure as indicators of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. Total leverage ratio is not presented as defined by applicable indentures and should not be considered as an alternative to the consolidated secured net leverage ratio or consolidated interest coverage ratio debt covenants described in the section below entitled "Liquidity and Borrowings." The Company has included these non-GAAP financial measures because it believes that they allow investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility as well as determine the Company's compliance with the financial covenants of its credit facility. In addition, total leverage ratio and consolidated secured net leverage ratio are used by management in evaluating the Company’s performance because it believes that they allow management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.
Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")

IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) ("OCI") attributable to Company shareholders. IPG Comprehensive Income totalled $67.9 million for the year ended December 31, 2021, a $5.1 million or 7.0% decrease from $73.0 million for the year ended December 31, 2020. The decrease was primarily due to losses arising from the Company's hedge of a net investment in foreign operations in 2021 compared to gains in 2020 and lower IPG Net Earnings, partially offset by (i) favourable foreign exchange impacts from cumulative translation adjustments ("CTA") in 2021 as compared to unfavourable impacts in 2020, (ii) gains from the remeasurement of the defined benefit liability in 2021 as compared to losses in 2020 and (iii) increases in the fair value of interest rate swap agreements designed as cash flow hedges in 2021 as compared to decreases in 2020.
IPG Comprehensive Income totalled $73.0 million for the year ended December 31, 2020, a $32.2 million or 79.0% increase from $40.8 million for the year ended December 31, 2019. The increase was primarily due to higher IPG Net Earnings in 2020 and a decrease in CTA in 2020, partially offset by smaller gains arising from the Company's hedge of a net investment in foreign operations in 2020 as compared to 2019.
Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2021 that could result in payments by the Company up to an aggregate of $2.3 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2022.
Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $26.2 million as of December 31, 2021, primarily to support the Company's capacity expansion initiatives in its highest growth product categories, specifically wovens, protective packaging, films, and water-activated tape. The Company expects that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on the timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2021, the Company had on hand $12.2 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2022 totaling approximately $22.3 million as of December 31, 2021. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Utilities Commitments
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $4.4 million over the remaining term of the contract. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $1.9 million as of December 31, 2021. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various other utility suppliers to fix certain energy costs, including natural gas, through December 2024 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.6 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Service Contract Commitments
The Company has entered into agreements with various service companies for the provision of services including machine assembly and supply, energy consultation, and software access through June 2025. In the event of early termination, the Company would be required to pay the remaining fees owed under the agreements which totalled $1.1 million as of December 31, 2021.
The Company currently knows of no event, trend or uncertainty, including the impact of COVID-19, that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all non-executive directors on the Board (ten in 2021, ten in 2020, eight in 2019) and senior executive level members of management (eight in 2021, eight in 2020 and six 2019). Key personnel remuneration includes short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits and share-based compensation.
Total key personnel remuneration included in the statement of consolidated earnings totalled $19.7 million for the year ended December 31, 2021, a decrease of $2.7 million from $22.3 million for the year ended December 31, 2020. The decrease was primarily due to a decrease in share-based compensation expense mainly driven by a smaller increase in the fair value of cash-settled awards in 2021 as compared to 2020 as well as a decrease in variable compensation based on the level of achievement of certain performance targets.
Total key personnel remuneration included in the statement of consolidated earnings totalled $22.3 million for the year ended December 31, 2020, an increase of $14.5 million from $7.9 million for the year ended December 31, 2019. The increase was primarily due to an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
Working Capital
The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced towards the end of the quarter and inventory builds in anticipation of higher future sales. This working capital build normally unwinds later in the fiscal year. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.
The Company uses Days Inventory (defined below) to measure inventory performance. Days Inventory decreased to 66 for the year ended December 31, 2021 from 67 for the year ended December 31, 2020. Days Inventory increased to 69 for the fourth quarter of 2021 from 61 in the fourth quarter of 2020. Inventories totalled $280.3 million as of December 31, 2021, an $85.8 million increase from $194.5 million as of December 31, 2020. The increase was primarily due to increases in raw material prices as well as the impact and management of supply chain disruptions and inventory increases to support organic growth. The calculations are shown in the following table (in millions of USD, except days):

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cost of sales	$332.4	$255.6	$1,191.5	$924.2
Days in period	92	92	365	366
Cost of sales per day	$3.6	$2.8	$3.3	$2.5
Average inventory	$251.0	$170.7	$214.6	$168.3
Days inventory	69	61	66	67
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies.
The Company uses Days Sales Outstanding (“DSO” defined below) to measure trade receivables. DSO was 49 for the year ended December 31, 2021 and 2020. DSO increased to 45 in the fourth quarter of 2021 from 43 in the fourth quarter of 2020. Trade receivables totalled $204.0 million as of December 31, 2021, a $41.7 million increase from $162.2 million as of December 31, 2020. The increase was primarily due to the impact of higher selling prices and the amount and timing of revenue invoiced and collected later in the fourth quarter of 2021 compared to the fourth quarter of 2020.
The calculations are shown in the following table (in millions of USD, except days):

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenue	$413.7	$344.1	$1,531.5	$1,213.0
Days in period	92	92	365	366
Revenue per day	$4.5	$3.7	$4.2	$3.3
Trade receivables	$204.0	$162.2	$204.0	$162.2
DSO	45	43	49	49
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO
Accounts payable and accrued liabilities totalled $280.4 million as of December 31, 2021, an increase of $99.9 million from $180.4 million as of December 31, 2020. The increase was primarily due to the timing of payments related to inventories and SG&A as well as higher raw material prices in 2021.
Liquidity and Borrowings
Liquidity
The Company relies upon cash flows from operations and borrowings to meet working capital requirements, as well as to fund capital expenditures, acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
The Company's liquidity risk management process serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates, cash management policies and long-term capital structure strategies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and ensure adequate liquidity on a long-term basis.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the 2021 Credit Facility may be used, as needed, to fund more significant strategic initiatives.

As of December 31, 2021, the Company had $26.3 million of cash and $502.1 million of loan availability (composed of committed funding of $497.7 million and uncommitted funding of $4.4 million), yielding total cash and loan availability of $528.4 million compared to total cash and loan availability of $408.7 million as of December 31, 2020.
2021 Senior Unsecured Notes
On June 8, 2021, the Company completed the private placement of $400 million aggregate principal amount of senior unsecured notes due June 15, 2029 ("2021 Senior Unsecured Notes"). The Company incurred debt issuance costs of $5.0 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The 2021 Senior Unsecured Notes bear interest at a rate of 4.375% per annum, payable semi-annually, in cash, in arrears on June 15 and December 15 of each year, beginning on December 15, 2021.

The Company used the net proceeds from the 2021 Senior Unsecured Notes to redeem its previously outstanding $250 million 7.00% senior unsecured notes due in October 2026, to repay a portion of the borrowings outstanding under its 2018 Credit Facility (discussed below) and to pay related fees and expenses, as well as for general corporate purposes.
As of December 31, 2021, the 2021 Senior Unsecured Notes outstanding balance amounted to $400.0 million ($395.6 million, net of $4.4 million in unamortized debt issuance costs).

2021 Credit Facility
On June 14, 2021, the Company entered into a new five-year, $600 million credit facility (“2021 Credit Facility”) with a syndicated lending group, amending and extending the Company's previous $600 million credit facility that was due to mature in June 2023 ("2018 Credit Facility"). The 2018 Credit Facility's outstanding balance of $112.8 million at the time of amendment was transferred to the 2021 Credit Facility.

In securing the 2021 Credit Facility, the Company incurred debt issuance costs amounting to $3.4 million, which, in addition to the remaining unamortized debt issuance costs on the 2018 Credit Facility, were capitalized and are being amortized using the straight-line method over the five-year term of the loan. The 2021 Credit Facility consists of a $600.0 million revolving credit facility, as well as an incremental accordion feature of $300.0 million, which would enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $900.0 million, if needed.

The 2021 Credit Facility matures on June 12, 2026 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR") (or a lender-approved comparable or successor rate), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 10 and 235 basis points (110 basis points as of December 31, 2021) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.

As of December 31, 2021, the 2021 Credit Facility's outstanding principal balance amounted to $100.0 million ($96.1 million, net of $3.9 million in unamortized debt issuance costs). Including $2.3 million in standby letters of credit, total utilization under the 2021 Credit Facility amounted to $102.3 million. Accordingly, the Company’s unused availability as of December 31, 2021 amounted to $497.7 million.

The 2021 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 4.00 to 1.00, with an allowable temporary increase to 4.50 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 2.25 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 0.47 and 10.73 respectively, as of December 31, 2021. In addition, the 2021 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of December 31, 2021.
The 2021 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
2018 Capstone Credit Facility
On February 6, 2018, one of the Company's Indian subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing Indian Marginal Cost-

Lending Rate Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The 2018 Capstone Working Capital Facility and the balance of the Capstone Term Loan Facility mature in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company and are otherwise unsecured.
As of December 31, 2021, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.1 million). The Capstone Term Loan Facility had an outstanding balance of INR 564.1 million ($7.6 million), and the Capstone Working Capital Facility outstanding balance was INR 283.4 million ($3.8 million) for a total gross outstanding amount of INR 847.5 million ($11.4 million). As of December 31, 2021, the 2018 Capstone Credit Facility's unused availability was INR 106.6 million ($1.4 million), composed entirely of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.
Cash Flows
The Company’s net working capital on the balance sheets increased during 2021 and 2020 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2021 and 2020 working capital items appropriately exclude these effects.
Cash flows from operating activities decreased in the year ended December 31, 2021 by $19.2 million to $160.4 million from $179.6 million in the year ended December 31, 2020 primarily due to an increase in cash used for working capital items, partially offset by an increase in gross profit. Changes in working capital items consisted primarily of (i) a greater increase in inventories, (ii) greater increase in accounts receivables, and (iii) share-based compensation settlements in 2021 related to cash-settled awards as discussed in the "Capital Stock" section below, partially offset by a greater increase in accounts payable. A larger investment in working capital was required in 2021 due to higher selling and raw material prices, the impacts and management of supply chain constraints, as well as organic growth and the timing of payments and receipts. Additional discussion on working capital changes is provided in the section entitled "Working Capital” above.
Cash flows from operating activities increased in the year ended December 31, 2020 by $44.6 million to $179.6 million from $135.0 million in the year ended December 31, 2019 primarily due to an increase in gross profit and an increase in accounts payable and accrued liabilities in 2020, compared to a decrease in 2019, partially offset by (i) a greater increase in accounts receivable, (ii) an increase in income taxes paid and (iii) an increase in inventories.
Cash flows from operating activities increased in the fourth quarter of 2021 by $35.8 million to $124.4 million from $88.6 million in the fourth quarter of 2020 primarily due to an increase in cash flows from working capital items and a decrease in income tax paid, partially offset by a decrease in gross profit. Changes in working capital items consisted primarily of a greater increase in accounts payable and accrued liabilities, partially offset by a greater increase in inventories as discussed in the section entitled "Working Capital” above

Cash flows used for investing activities increased in the year ended December 31, 2021 by $38.6 million to $121.4 million from $82.8 million in the year ended December 31, 2020. Cash flows used for investing activities increased by $8.3 million to $33.8 million in the fourth quarter of 2021 from $25.5 million in the fourth quarter of 2020. The increase in both periods was primarily due to an increase in capital expenditures as discussed in the section entitled "Capital Resources".
Cash flows used for investing activities increased in the year ended December 31, 2020 by $33.9 million to $82.8 million from $48.9 million in the year ended December 31, 2019, primarily due to the Nortech Acquisition in the first quarter of 2020, partially offset by a decrease in capital expenditures as a result of the Company proactively reducing its planned capital expenditures during the first nine months of 2020 as a precautionary measure given market uncertainty caused by COVID-19.
Cash outflows for financing activities decreased in the year ended December 31, 2021 by $60.7 million to $27.1 million from $87.8 million in the year ended December 31, 2020 primarily due to greater net borrowings in 2021 to support increases in working capital needs and higher capital expenditures, partially offset by charges incurred as a result of changes to the Company's capital structure in 2021, including the 2018 Senior Unsecured Notes Redemption Charges and debt issuance costs associated with the 2021 Senior Unsecured Notes and the 2021 Credit Facility. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
Cash outflows for financing activities decreased in the year ended December 31, 2020 by $11.0 million to $87.8 million from $98.9 million in the year ended December 31, 2019 primarily due to a decrease in net debt repayments and a decrease in interest paid due to lower average cost of debt and lower average debt outstanding. These decreases were partially offset by a decrease in cash proceeds from the exercise of stock options and an increase in dividends paid primarily due to a $0.01 per share increase in the fourth quarter of 2020.
Cash outflows for financing activities increased by $11.2 million to $71.6 million in the fourth quarter of 2021 from $60.4 million in the fourth quarter of 2020 primarily due to greater net debt repayments in the fourth quarter of 2021.
Free Cash Flows
A reconciliation of free cash flows, a non-GAAP financial measure, to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below. For definitions of non-GAAP financial measures, see the section entitled “Non-GAAP and Other Specified Financial Measures”.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
Cash flows from operating activities	124.4	88.6	160.4	179.6	135.0
Less purchases of property, plant and equipment	(33.8)	(24.8)	(81.3)	(45.8)	(48.2)
Free cash flows	90.6	63.8	79.1	133.8	86.8

Free cash flows decreased in the year ended December 31, 2021 by $54.6 million to $79.1 million from $133.8 million in the year ended December 31, 2020 primarily due to an increase in capital expenditures and working capital needs.
Free cash flows increased in the year ended December 31, 2020 by $46.9 million to $133.8 million from $86.8 million in the year ended December 31, 2019 primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.
Free cash flows increased in the fourth quarter of 2021 by $26.8 million to $90.6 million from $63.8 million in the fourth quarter of 2020, primarily due to an increase in cash flows from operating activities, partially offset by an increase in capital expenditures.
Capital Resources
Capital expenditures totalled $33.8 million and $81.3 million in the three months and year ended December 31, 2021, respectively, and were funded primarily by the Company's cash flows from operating activities and borrowings. Capital expenditures for the year ended December 31, 2021 consisted of approximately $43 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films, as well as approximately $17 million for cost savings initiatives and digital transformation and approximately $21 million for regular maintenance. Some of the Company's capacity expansion initiatives announced in 2021 have been delayed by supply chain constraints and labor shortages, which will result in some expenditures shifting into 2022. By installing new capacity within its existing footprint, the Company expects these capacity expansion projects will provide shorter-term investment horizons and return profiles that will exceed 20% in after-tax internal rates of return. The Company is investing directly into categories where it expects demand to exceed production in the near term. Based on its current capital plan for capacity expansion initiatives, the Company still anticipates generating approximately $100 million in incremental revenue on an annualized run-rate basis by the end of 2022, as well as additional growth into 2023 and beyond.
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $26.2 million as of December 31, 2021, primarily to support the Company's capacity expansion initiatives discussed above. The Company expects that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.

Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2021 are summarized in the following table (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt obligations (2)	653.1	27.8	46.3	136.5	442.5
Standby letters of credit (2)	2.3	2.3	—	—	—
Capitalized lease obligations (3)	54.4	12.8	16.4	10.2	14.9
Pensions, post-retirement and other long-term employee benefit plans (4)	13.0	7.9	1.8	1.7	1.6
Operating lease and related service contract obligations	0.8	0.5	0.3	—	—
Equipment purchase commitments	26.2	26.2	—	—	—
Utilities contract obligations (5)	9.9	4.5	5.5	—	—
Raw material purchase commitments (6)	34.5	34.5	—	—	—
Other obligations (7)	22.8	14.3	4.7	2.0	1.9
Total	817.1	130.9	74.9	150.4	460.9

(1)"Less than 1 year" represents those payments due in 2022, "1-3 years" represents those payments due in 2023 and 2024, "3-5 years" represents those payments due in 2025 and 2026, while "After 5 years" includes those payments due in later years.

(2)Refer to the previous section entitled "Liquidity and Borrowings" and Note 14 in the Company’s Financial Statements for a complete discussion of borrowings. The figures in the table above include interest expense payments of $134.2 million representing the contractual undiscounted cash flows categorized by their earliest contractual maturity date. Amounts included in deferred income in other liabilities pertaining to forgivable government loans are not included in the table above. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(3)The figures in the table above include interest expense included in minimum lease payments of $9.5 million and exclude variable lease payments. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(4)Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the minimum required amount the Company expects to contribute in 2022, including benefit payments associated with the health & welfare and other wholly unfunded post-retirement plans. Defined benefit plan contributions beyond 2022 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.
    Defined contribution plan contributions represent the obligation recorded as of December 31, 2021 to be paid in 2022. Certain defined contribution plan contributions beyond 2022 are not determinable since contribution to the plan is at the discretion of the Company.
    Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. For certain elections, the amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, are not included in the table above. The amounts included in the table are based on current participant balances and represent scheduled distributions only. As of December 31, 2021, obligations under the deferred compensation plan totalled $8.3 million.

    Refer to Note 20 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty, including the impact of COVID-19, that may affect the availability or benefits of the agreements now or in the future.

(6)Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.
    Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty, including the impact of COVID-19, that may affect the availability or benefits of these agreements now or in the future.

(7)Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, (iii) termination benefits, (iv) litigation provisions, (v) total future cash outflows associated with leases committed but not commenced as of December 31, 2021, (vi) service agreements for which the Company is contractually obligated, and (vii) other liabilities. Refer to Notes 15, 16, 23, and 17 in the Company’s Financial Statements for a complete discussion of lease liabilities, provisions and contingent liabilities, service agreements, and other liabilities, respectively.
The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. Share-based compensation awards that have not vested as of December 31, 2021 are also not included in the table above. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.
The Company is not able to reasonably estimate the timing of payments associated with deferred tax liabilities and therefore, the preceding table excludes total deferred tax liabilities of $38.9 million. Refer to Note 5 in the Company’s Financial Statements for a complete discussion of income taxes.
The timing related to the settlement of the Company's non-controlling interest put option, which totalled $27.5 million as of December 31, 2021, is not determinable due to the nature of the shareholders’ agreement, which provides each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition, with no expiration of these rights. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of non-controlling interest put options.
Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by the Company’s vendors within short time horizons. The Company also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.
Capital Stock and Dividends
Common Shares
As of December 31, 2021, there were 59,284,947 common shares of the Company outstanding.

Dividends
On August 10, 2021, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 7.9% from $0.63 to $0.68 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. During the year ended December 31, 2021, cash dividends paid to shareholders were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 11, 2021	March 31, 2021	$0.1575	March 22, 2021	59,027,047	$9.2
May 11, 2021	June 30, 2021	$0.1575	June 16, 2021	59,027,047	$9.2
August 10, 2021	September 30, 2021	$0.1700	September 16, 2021	59,284,947	$10.0
November 11, 2021	December 31, 2021	$0.1700	December 17, 2021	59,284,947	$10.2
(1)Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.
On March 10, 2022, the Board of Directors declared a dividend of $0.17 per common share payable on March 31, 2022 to shareholders of record at the close of business on March 21, 2022.

The dividends paid in 2021 and payable in 2022 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).
Share Repurchases
On July 23, 2021, the Company renewed its normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2022. As of December 31, 2021 and March 10, 2022, 4,000,000 shares remained available for repurchase under the NCIB.
The Company's two previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 22, 2021 and July 22, 2020, respectively. There were no share repurchases during the years ended December 31, 2021 and 2020.

Share-based Compensation
The Company's share-based compensation plans include: stock options, Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").

The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
Equity-settled
Stock options granted	—	—	243,152	1,533,183	392,986
Stock options exercised	—	17,362	257,900	17,362	359,375
Stock options forfeited/cancelled	—	—	—	77,500	32,503
Cash proceeds (in millions of USD)	—	$0.3	$2.7	$0.3	$3.3
Cash-settled
DSUs granted	11,860	13,312	67,554	115,114	72,434
PSUs granted	—	—	200,982	694,777	291,905
PSUs added (cancelled) by performance factor (1)	—	—	143,512	(346,887)	(401,319)
PSUs settled (1)	—	—	409,670	—	—
PSUs forfeited/cancelled	3,872	20,891	10,046	25,923	23,739
RSUs granted	—	—	81,981	281,326	120,197
RSUs forfeited/cancelled	1,291	6,965	3,349	8,643	7,412
RSUs settled	—	—	106,906	—	—
Cash settlements (in millions of USD)	—	—	$13.2	—	—
Share-based compensation expense (in millions of USD)	$0.7	$18.4	$21.7	$22.9	$0.5

(1)The table below provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2016	March 21, 2019	371,158	0%	—
December 20, 2016	December 20, 2019	30,161	0%	—
March 20, 2017	March 20, 2020	346,887	0%	—
March 21, 2018	March 23, 2021	266,158	153.9%	$409,670
Grant details for PSUs granted during the year ended December 31, 2021 and 2020:
The number of PSUs granted during the years ended December 31, 2021 and 2020 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;
•25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and

•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
Grant details for PSUs granted during the year ended December 31, 2019:
The number of PSUs granted during the year ended December 31, 2019 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.

The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
As of December 31, 2021, $19.1 million was recorded in share-based compensation liabilities, current, and $19.9 million was recorded in share-based compensation liabilities, non-current.
Pension and Other Post-Retirement Benefit Plans
The Company’s pension and other post-retirement benefit plans had an unfunded net deficit of $12.3 million as of December 31, 2021 as compared to $16.8 million as of December 31, 2020. The decrease was primarily due to an increase in the year-end weighted average discount rate which was 2.57% and 3.00% as of December 31, 2021 for US and Canadian plans, respectively, and 2.15% and 2.55% as of December 31, 2020 for US and Canadian plans, respectively.
The Company currently expects to contribute a total of $1.0 million to its defined benefit pension and health and welfare plans in 2022. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2022. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings.
To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. For qualifying cash flow hedges, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.
The Company was party to the following interest rate swap agreements which are qualifying cash flow hedges designated as hedging instruments as of December 31, 2021 and 2020 (in millions of USD):

Effective Date	Maturity	Notional amount $	Settlement	Fixed interest rate paid %
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450
The fair value of the derivative liabilities totalled $1.6 million and $4.0 million as of December 31, 2021 and 2020, respectively.
Interest Rate Benchmark Reform
The LIBOR interest rate benchmark continues to be the subject of proposals for reform. It is expected that a transition away from the widespread use of LIBOR to alternative rates will occur before June 2023 and that alternative reference rate(s) will be established.
The Company is exposed to the LIBOR interest rate benchmark as a result of its interest rate swap agreements and its variable rate borrowings. The Company's 2021 Credit Facility currently contains benchmark replacement provisions. As of December 31, 2021 the Company has had no amendments to its interest rate swap agreements as it pertains to interest rate benchmark reform.
The Company has applied certain reliefs that were introduced by Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in September 2019 and in the current year adopted the Phase 2 amendments Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. Adopting these amendments enables the Company to reflect the effects of transitioning from LIBOR to alternative benchmark interest rates without giving rise to accounting impacts that would not provide useful information to users of financial statements.
Exchange Risk
While the Company is mainly exposed to the currency of the US dollar, a portion of its business is conducted in other currencies. Changes in the exchange rates for other currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The Company's primary strategy to minimize its risk of foreign currency exposure is to ensure that the Financial Risk Management Committee:
•monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures,
•considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and

•considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.
Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. Both the 2018 Senior Unsecured Notes and the 2021 Senior Unsecured Notes (collectively "Senior Unsecured Notes") have been used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
Gains or losses on the retranslation of these borrowings have been transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs (income) in other expense (income), net.
The changes in value related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item, and the Senior
Unsecured Notes, designated as a hedging instrument, in the hedge of a net investment, are as follows (in millions of USD):

	2021	2020
	$	$
Gain (loss) from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	9.4	(6.5)
(Loss) gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	(10.8)	6.5
(Loss) gain from Senior Unsecured Notes recognized in OCI	(9.4)	6.5
Loss from hedge ineffectiveness recognized in earnings in finance costs (income) in other expense (income), net	(1.4)	—
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	(1.6)	(0.8)

The cumulative amounts included in the foreign currency translation reserve recognized in other comprehensive income related to the hedge of net investment in foreign operations are a loss of $2.1 million and a gain of $7.3 million as of December 31, 2021 and 2020, respectively.

Litigation
The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management currently believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as of December 31, 2021.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below.
The Company is closely monitoring the impact of the COVID-19 pandemic as a potential trigger for changes in critical accounting judgments, estimates and assumptions. There were no material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that can directly attribute to COVID-19 or otherwise for the year ended December 31 2021.
Critical Judgments in Applying the Company's Accounting Policies
The following are the critical judgments, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.
Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
Determination of the aggregation of operating segments
The Company uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. In doing so, management has determined that there are two operating segments consisting of a tape, film, protective packaging, and machinery segment, and an engineered coated product segment. The Company has aggregated these two operating segments into one reportable segment due to similar characteristics including the nature of goods and services provided to its customers, methods used in the sale and distribution of those goods and services, types of customers comprising its customer base, and the regulatory environment in which the Company operates.
Key Sources of Estimation Uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to depreciation and amortization if there are indicators of impairment. Cash-generating units ("CGU") containing goodwill or intangible assets having indefinite useful lives are tested at least annually, regardless of the existence of impairment indicators. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use is based on estimated discounted net future cash inflows, which are derived from management's financial forecast models of the estimated remaining useful life of the asset or CGU, and do not include restructuring activities to which the Company is not yet formally committed, nor any anticipated significant future investments expected to enhance the performance of the asset or CGU being tested. The calculated value in use varies depending on the discount rate applied to the estimated discounted cash flows, the estimated future cash flows, and the growth rate used for extrapolation purposes.
Refer to Note 13 of the Company’s Financial Statements for more information regarding impairment testing.
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations that require assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. These assumptions are developed by management with the assistance of independent actuaries and are based on current actuarial benchmarks and management’s historical experience. Discount rates are determined close to each period-end by reference to market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 20 of the Company’s Financial Statements for more information regarding the costs and obligation related to the pension and other post-retirement benefit plans and the sensitivity of those amounts to changes in these assumptions.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflects its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2021 and 2020, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment. Refer to Note 9 of the Company’s Financial Statements for more information regarding depreciable assets.
Right-of-use assets and lease liabilities
Extension and early termination options are included in a number of leases across the Company. These are used to maximize operational flexibility in terms of managing assets used in the Company's operations. In determining the lease term and lease payments to be included in the measurement of the corresponding right-of-use asset and lease liability, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise an early termination option. Extension options (or periods after early termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not early terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 15 of the Company’s Financial Statements for more information regarding lease liabilities.
Net realizable value of inventories and parts and supplies
Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories, management takes into account the most reliable evidence available at the time the estimate is made.
Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 of the Company’s Financial Statements for information regarding inventories and write-downs of inventories.
Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects lifetime expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 of the Company’s Financial Statements for more information regarding the allowance for expected credit loss and the related credit risks.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.
The Company's provisions include environmental and restoration obligations, termination benefits and litigation provisions.
Refer to Note 16 of the Company’s Financial Statements for more information regarding provisions.
Share-based compensation
The estimation of share-based compensation fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares as well as those of a peer group and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long-range forecasting models.
Refer to Note 18 of the Company’s Financial Statements for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 19 of the Company’s Financial Statements for more information regarding business acquisitions.
New Standards adopted as of January 1, 2021
In the prior year, the Company adopted the Phase 1 amendments Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39 and IFRS 7. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments are amended as a result of the interest rate benchmark reform.
In the current year, the Company adopted the Phase 2 amendments Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. There was no material impact to the Company’s financial statements as a result of adopting Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. Adopting these amendments enables the Company to reflect the effects of transitioning from interbank offered rates ("IBOR") to alternative benchmark interest rates without giving rise to accounting impacts that would not provide useful information to users of financial statements. The amendments have been applied retrospectively.
The Company will continue to apply the Phase 1 amendments until the uncertainty arising from the interest rate benchmark reform with respect to the timing and the amount of the underlying cash flows to which the Company is exposed ends. The Company expects this uncertainty will continue until the Company’s contracts that reference IBORs are amended to specify the date on which the interest rate benchmark will be replaced and the basis for the cash flows of the alternative benchmark rate are determined. The Company has floating rate debt, linked to the London Inter-bank Offered Rate, which it cash flow hedges using interest rate swaps. Details of the financial instruments affected by the interest rate benchmark reform together with a summary of the actions taken by the Company to manage the risks relating to the reform and the accounting impact, including the impact on hedge accounting relationships, appear in Note 24.
In the current year, the Company has applied a number of amendments to IFRS Standards and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in the Company's Financial Statements.
New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of the Company’s Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:
On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.
On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022.
The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s financial statements.
On May 7, 2021, the IASB published Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction (Amendments to IAS 12), which clarifies that the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences will result in the recognition of equal deferred tax assets and liabilities, and that the Company is required to recognize deferred tax on such transactions. The amendments are effective on January 1, 2023. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.

Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators National Instrument 52-109, "Certification of Disclosure in Issuers’ Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation and that such information is accumulated and communicated to the Company's management including the CEO and CFO as appropriate to allow timely decision regarding required disclosure. The Company has also established internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its Financial Statements.
Management, under the supervision of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as well as the effectiveness of the Company's internal control over financial reporting. The CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2021 were effective.
There have been no changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2020, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of acquisitions, including the Nortech, Nuevopak and Syfan USA transactions, the expected synergies gained from the Nuevopak Acquisition, the acquisition of the Company by Clearlake, including expected consideration, timing and closing conditions, strategic initiatives, anticipated demand in growing markets, including e-commerce, the potential impact and effects of COVID-19, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, capital and other significant expenditures including, but not limited to expected rate of return, timing, risk level, growth and revenue of such expenditures and expansion projects, working capital requirements, the impact of the Company’s capacity expansion initiatives in high growth product categories, including anticipated incremental revenue, potential investment horizons and return profiles resulting from new capacity within the Company’s existing footprint, the impact of the Company’s capacity expansion initiatives in high growth product categories, including anticipated incremental revenue, potential investment horizons and return profiles resulting from new capacity within the Company’s existing footprint, the Company’s environmental-related goals and objectives, remote work arrangements and absentee rate at facilities in North America, sourcing of raw materials including the availability and pricing due to supply chain disruptions, pension plan contribution requirements and administration expenses, liquidity, supply chain constraints and labor shortages, fluctuations in raw material prices, inflation, selling prices including maintaining dollar spread due to higher raw material and freight costs, fluctuations in costs, the impacts of new accounting standards, contractual commitments, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; tax and regulatory environments; the impact of selling prices; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the Company's ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality of, and market reception for, the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve product quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2021 Credit Facility, 2018 Capstone Facility; the flexibility to allocate capital after the 2021 Senior Unsecured Notes; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3. Key Information - Risk Factors," "Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)" and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.